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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 28, 2003

                            DOMAN INDUSTRIES LIMITED
-----------------------------------------------------------------------------
              (Translation of registrant's name into English)

    3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9
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                  (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.
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               [DOMAN LOGO]   DOMAN INDUSTRIES LIMITED
                              435 TRUNK ROAD
                              DUNCAN, BRITISH COLUMBIA
                              CANADA V9L 2P9

                              TELEPHONE: (250) 748-3711
                              FACSIMILE: (250) 748-6045

                                 NEWS RELEASE

                          DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

FEBRUARY 28, 2003 - DUNCAN, BRITISH COLUMBIA. Doman Industries Limited announces that KPMG Inc., the Monitor appointed by the Supreme Court of British Columbia under the COMPANIES CREDITORS ARRANGEMENT ACT ("CCAA") has filed with the Court today its report for the period ended February 21, 2003. The report, a copy of which may be obtained by accessing the Company's website (www.domans.com) or the Monitor's website (www.kpmg.ca/doman) contains selected unaudited financial information prepared by the Company for the period.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ON BEHALF OF DOMAN INDUSTRIES LIMITED

(SIGNED)
-------------------------------------
PHILIP G. HOSIER
VICE PRESIDENT, FINANCE AND SECRETARY

                         FOR FURTHER INFORMATION CONTACT:
             RICK DOMAN (250)748-3711 OR P.G. HOSIER (604) 665-6231.
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                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    DOMAN INDUSTRIES LIMITED
                                                    ------------------------
                                                          (Registrant)

Date February 28, 2003                           By   /s/ Philip G. Hosier
     ---------------------------------------        ------------------------
                                                         (Signature)*

     Philip G. Hosier, Vice President,
          Finance and Secretary
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      *Print the name and title under
    the signature of the signing officer